ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-202524
Dated November 10, 2016

HSBC USA Inc. Trigger Digital Notes
Linked to the iShares® MSCI EAFE ETF due on or about November 16, 2018

Investment Description

These Trigger Digital Notes (the "Notes") are senior unsecured debt securities issued by HSBC USA Inc. ("HSBC") with returns linked to the performance of the iShares® MSCI EAFE ETF (the "Underlying Index Fund"). The Notes will rank equally with all of our other unsecured and unsubordinated debt obligations. The amount HSBC will pay you at maturity is based on the Underlying Index Fund Return and on whether the Final Price is above or below the Digital Barrier (which is equal to the Downside Threshold). If the Final Price is equal to or greater than the Digital Barrier, at maturity HSBC will pay you the full Principal Amount plus the Digital Return of 11.15%. However, if the Final Price is less than the Downside Threshold, HSBC will repay less than the full Principal Amount at maturity, if anything, resulting in a loss of principal that is proportionate to the negative Underlying Index Fund Return. **Investing in the Notes involves significant risks. You will not receive interest or dividend payments during the term of the Notes. You may lose up to 100% of your Principal Amount. The Digital Return only applies if you hold the Notes to maturity. Any payment on the Notes, including any repayment of principal at maturity, is subject to the creditworthiness of HSBC. If HSBC were to default on its payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment.**

Features

❑ **Digital Return Feature:** If the Underlying Index Fund does not close below the Digital Barrier (which is equal to the Downside Threshold) on the Final Valuation Date, we will repay your Principal Amount at maturity and pay a return equal to the Digital Return, regardless of any appreciation of the Underlying Index Fund. However, if the Underlying Index Fund closes below the Downside Threshold on the Final Valuation Date, investors will be exposed to the negative return of the Underlying Index Fund at maturity.

❑ **Contingent Downside Exposure:** If the Underlying Index Fund Return is zero or negative, but the Underlying Index Fund does not close below the Digital Barrier (which is equal to the Downside Threshold) on the Final Valuation Date, HSBC will pay you the Digital Return. However, if the Underlying Index Fund closes below the Downside Threshold on the Final Valuation Date, HSBC will repay less than the full Principal Amount at maturity, if anything, resulting in a loss of principal that is proportionate to the negative Underlying Index Fund Return. You may lose some or all of your principal. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of HSBC.

Key Dates[1]

Trade Date	November 10, 2016
Settlement Date	November 16, 2016
Final Valuation Date[2]	November 9, 2018
Maturity Date[2]	November 16, 2018

[1] Expected. In the event we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Notes remains the same.
[2] See page 4 for additional details.

THE NOTES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. THE TERMS OF THE SECURITIES MAY NOT OBLIGATE HSBC TO REPAY THE FULL PRINCIPAL AMOUNT OF THE SECURITIES. THE NOTES CAN HAVE DOWNSIDE MARKET RISK SIMILAR TO THE UNDERLYING INDEX FUND, WHICH CAN RESULT IN A LOSS OF UP TO 100% OF THE PRINCIPAL AMOUNT AT MATURITY. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF HSBC. YOU SHOULD NOT PURCHASE THE NOTES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE NOTES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER "KEY RISKS" BEGINNING ON PAGE 6 OF THIS FREE WRITING PROSPECTUS AND THE MORE DETAILED "RISK FACTORS" BEGINNING ON PAGE S-1 OF THE ACCOMPANYING ETF UNDERLYING SUPPLEMENT AND BEGINNING ON PAGE S-1 OF THE ACCOMPANYING PROSPECTUS SUPPLEMENT BEFORE PURCHASING ANY SECURITIES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR SECURITIES.

Note Offering

HSBC is offering Trigger Digital Notes linked to the iShares® MSCI EAFE ETF. The Notes are offered at a minimum investment of 100 Notes at the price to public described below.

Underlying Index Fund	Digital Return	Initial Price	Downside Threshold	Digital Barrier	CUSIP/ISIN
iShares® MSCI EAFE ETF	11.15%	$57.56	$40.29, which is 70% of the Initial Price*	$40.29, which is 70% of the Initial Price*	40435B288 / US40435B2887

*Rounded to two decimal places

See "Additional Information About HSBC USA Inc. and the Notes" on page 2 of this free writing prospectus. The Notes offered will have the terms specified in the accompanying prospectus dated March 5, 2015, the accompanying prospectus supplement dated March 5, 2015, the accompanying ETF Underlying Supplement dated March 5, 2015 and the terms set forth herein.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or ETF Underlying Supplement. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.

The Notes will not be listed on any U.S. securities exchange or quotation system. HSBC Securities (USA) Inc., an affiliate of HSBC USA Inc., will purchase the Notes from HSBC USA Inc. for distribution to UBS Financial Services Inc., acting as agent. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this free writing prospectus for a description of the distribution arrangements.

The Estimated Initial Value of the Notes on the Trade Date is expected to be between $9.70 and $9.90 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page 4 and "Key Risks" beginning on page 6 of this document for additional information.

	Price to Public[1]	Underwriting Discount[1]	Proceeds to Issuer
Per Note	$10.00	$0.10	$9.90
Total			

[1] See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this free writing prospectus.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

UBS Financial Services Inc.   **HSBC Securities (USA) Inc.**

This free writing prospectus relates to the offering of Notes linked to the Underlying Index Fund. As a purchaser of a Note, you will acquire a senior unsecured debt instrument linked to the Underlying Index Fund, which will rank equally with all of our other unsecured and unsubordinated debt obligations. Although the offering of Notes relates to the Underlying Index Fund, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the Underlying Index Fund, or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 5, 2015, the prospectus supplement dated March 5, 2015 and the ETF Underlying Supplement dated March 5, 2015. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying ETF Underlying Supplement, prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Key Risks" beginning on page 6 of this free writing prospectus and in "Risk Factors" beginning on page S-1 of the ETF Underlying Supplement and beginning on page S-1 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. You are urged to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

HSBC USA Inc. has filed a registration statement (including the ETF Underlying Supplement, prospectus and prospectus supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the ETF Underlying Supplement, prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the ETF Underlying Supplement, prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦ ETF Underlying Supplement dated March 5, 2015:
  http://www.sec.gov/Archives/edgar/data/83246/000114420415014329/v403640_424b2.htm

♦ Prospectus supplement dated March 5, 2015:
  http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

♦ Prospectus dated March 5, 2015:
  http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

As used herein, references to the "Issuer," "HSBC," "we," "us" and "our" are to HSBC USA Inc. References to the "prospectus supplement" mean the prospectus supplement dated March 5, 2015, references to "accompanying prospectus" mean the HSBC USA Inc. prospectus, dated March 5, 2015 and references to the "ETF Underlying Supplement" mean the ETF Underlying Supplement dated March 5, 2015.

Investor Suitability

The Notes may be suitable for you if:

- You fully understand the risks inherent in an investment in the Notes, including the risk of loss of some or all of your initial investment.
- You can tolerate a loss of all some or all of your Principal Amount and are willing to make an investment that may have downside market risk similar to the Underlying Index Fund.
- You seek an investment with a return linked to the performance of the Underlying Index Fund and believe the price of the Underlying Index Fund is likely to close at or above the Digital Barrier on the Final Valuation Date and will not increase by a percentage greater than the Digital Return over the term of the Notes.
- You would be willing to invest in the Notes based on the Digital Return indicated on the cover page of this free writing prospectus.
- You understand and accept the risks associated with the Underlying Index Fund.
- You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.
- You do not seek current income from your investment and are willing to forgo dividends paid on the stocks held by the Underlying Index Fund.
- You are willing to hold the Notes to maturity and accept that there may be little or no secondary market activity for the Notes.
- You are willing to assume the credit risk of HSBC, as Issuer of the Notes, and understand that if HSBC defaults on its obligations, you may not receive any amounts due to you, including any repayment of principal.

The Notes may not be suitable for you if:

- You do not fully understand the risks inherent in an investment in the Notes, including the risk of loss of some or all of your initial investment.
- You cannot tolerate a loss of some or all of your Principal Amount, and you are not willing to make an investment that may have downside market risk similar to the Underlying Index Fund.
- You believe the price of the Underlying Index Fund is unlikely to close at or above the Digital Barrier on the Final Valuation Date or will increase by a percentage greater than the Digital Return over the term of the Notes.
- You would be unwilling to invest in the Notes based on the Digital Return indicated on the cover page of this free writing prospectus.
- You do not understand or accept the risks associated with the Underlying Index Fund.
- You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.
- You seek current income from your investment or prefer to receive the dividends paid on the stocks held by the Underlying Index Fund.
- You are unable or unwilling to hold the Notes to maturity or you seek an investment for which there will be an active secondary market.
- You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes, for any payment on the Notes, including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. For more information about the Underlying Index Fund, see page 13 of this free writing prospectus and page S-21 of the accompanying ETF Underlying Supplement. You should also carefully review "Key Risks" beginning on page 6 of this free writing prospectus and "Risk Factors" beginning on page S-1 of the ETF Underlying Supplement and beginning on page S-1 of the prospectus supplement.

Indicative Terms	
Issuer	HSBC USA Inc.
Issue Price	$10.00 per Note
Principal Amount	$10.00 per Note
Term	2 years
Trade Date[1]	November 10, 2016
Settlement Date[1]	November 16, 2016
Final Valuation Date	November 9, 2018, subject to adjustment as described under "Additional Terms of the Notes" in the accompanying ETF Underlying Supplement.
Maturity Date	November 16, 2018, subject to adjustment as described under "Additional Terms of the Notes" in the accompanying ETF Underlying Supplement.
Underlying Index Fund	iShares® MSCI EAFE ETF (Ticker: "EFA")
Downside Threshold	$40.29, which is 70% of the Initial Price (rounded to two decimal places).
Digital Barrier	$40.29, which is 70% of the Initial Price (rounded to two decimal places).
Digital Return	11.15%
Payment at Maturity (per $10 Note)[2]	**If the Final Price is equal to or greater than the Digital Barrier (which is equal to the Downside Threshold) on the Final Valuation Date,** HSBC will repay the Principal Amount plus the Digital Return at maturity, calculated as follows: $10 + ($10 × Digital Return) **If the Final Price is less than the Downside Threshold on the Final Valuation Date,** HSBC will pay you a cash payment at maturity less than the Principal Amount of $10 per Note resulting in a loss of principal that is proportionate to the decline in the Underlying Index Fund, calculated as follows: $10 + $10 × (Underlying Index Fund Return)
Underlying Index Fund Return	$\dfrac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$
Initial Price	$57.56, which was the Official Closing Price of the Underlying Index Fund on November 9, 2016.
Final Price	The Official Closing Price of the Underlying Index Fund on the Final Valuation Date.
Official Closing Price	The Official Closing Price on any scheduled trading day will be the closing price of the Underlying Index Fund as determined by the calculation agent and based on the value displayed on Bloomberg Professional® service page "EFA UP <EQUITY>", or on any successor page on the Bloomberg Professional® service or any successor service, as applicable, subject to adjustment by the calculation agent as described under "Additional Terms of the Notes — Antidilution and Reorganization Adjustments" in the accompanying ETF Underlying Supplement.
Calculation Agent	HSBC USA Inc. or one of its affiliates
CUSIP/ISIN	40435B288 / US40435B2887
Estimated Initial Value	The Estimated Initial Value of the Notes will be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Trade Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Key Risks — The Estimated Initial Value of the Notes, Which Will Be Determined by Us on the Trade Date, Will Be Less than the Price to Public and May Differ from the Market Value of the Notes in the Secondary Market, if Any."

INVESTING IN THE SECURITIES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE SOME OR ALL OF YOUR PRINCIPAL AMOUNT. ANY PAYMENT ON THE SECURITIES, INCLUDING ANY REPAYMENT OF PRINCIPAL AT MATURITY, IS SUBJECT TO THE CREDITWORTHINESS OF HSBC. IF HSBC WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE SECURITIES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

---

[1] Expected. In the event any change is made to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Securities remains the same.

[2] Payment at maturity and any repayment of principal is provided by HSBC USA Inc., and therefore, is dependent on the ability of HSBC USA Inc. to satisfy its obligations when they come due.



Trade Date

Maturity Date

The Final Price and Underlying Index Fund Return are determined on the Final Valuation Date.

If the Final Price is equal to or greater than the Digital Barrier (which is equal to the Downside Threshold) on the Final Valuation Date, HSBC will repay the Principal Amount plus the Digital Return at maturity, calculated as follows:

$$\$10 + (\$10 \times \text{Digital Return})$$

If the Final Price is less than the Downside Threshold on the Final Valuation Date, HSBC will pay you a cash payment at maturity less than the Principal Amount of $10 per Note resulting in a loss of principal that is proportionate to the decline in the Underlying Index Fund, calculated as follows:

$$\$10 + (\$10 \times \text{Underlying Index Fund Return})$$

Under these circumstances, you will lose some or all of your Principal Amount.

Key Risks

An investment in the Notes involves significant risks. Some of the risks that apply to the Notes are summarized here, but you are urged to read the more detailed explanation of risks relating to the Notes generally in the "Risk Factors" section of the accompanying ETF Underlying Supplement and the accompanying prospectus supplement. You are also urged to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

♦ **Risk of Loss at Maturity** – The Notes differ from ordinary debt securities in that HSBC will not necessarily pay the full Principal Amount of the Notes at maturity. We will pay you the Principal Amount of your Notes and a return equal to the Digital Return only if the Final Price has not declined below the Downside Threshold. If the Final Price is below the Downside Threshold, you will be exposed to the decline in the Underlying Index Fund on a 1:1 basis and HSBC will repay less than the full Principal Amount at maturity, if anything, resulting in a loss of principal that is proportionate to the negative Underlying Index Fund Return. ***Under these circumstances, you will lose some or all of the Principal Amount.***

♦ **The Contingent Payment of the Digital Return Applies at Maturity** – You should be willing to hold your Notes to maturity. If you are able to sell your Notes prior to maturity in the secondary market, you may have to sell them at a loss relative to your initial investment even if the price of the Underlying Index Fund at that time is above the Downside Threshold. Additionally, the return you realize from a secondary market sale may not reflect the full economic value of the Digital Return or the Notes themselves, and such return may be less than the return of the Underlying Index Fund at the time of sale, even if such return is positive. You can only receive the full benefit of the Digital Return and the Downside Threshold from HSBC if you hold the Notes to maturity, subject to HSBC's creditworthiness.

♦ **The Notes Are Subject to the Credit Risk of the Issuer** – The Notes are senior unsecured debt obligations of HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any repayment of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes and could lose your entire investment.

♦ **The Estimated Initial Value of the Notes, Which Will Be Determined by Us on the Trade Date, Will Be Less than the Price to Public and May Differ from the Market Value of the Notes in the Secondary Market, if Any** – The Estimated Initial Value of the Notes will be calculated by us on the Trade Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

♦ **The Price of Your Notes in the Secondary Market, if Any, Immediately After the Trade Date May Be Less than the Price to Public** – The price to public takes into account certain costs. These costs will include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, and the costs associated with structuring and hedging our obligations under the Notes. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the price of the Underlying Index Fund and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

♦ **If One of Our Affiliates Were to Repurchase Your Notes Immediately After the Settlement Date, the Price You Receive May Be Higher than the Estimated Initial Value of the Notes** – Assuming that all relevant factors remain constant after the Settlement Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Trade Date for a temporary period expected to be approximately 10 months after the Settlement Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Settlement Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

6

- **No Interest Payments** – HSBC will not make any interest payments with respect to the Notes.

- **Owning the Notes Is Not the Same as Owning the Underlying Index Fund or the Stocks Included in the Underlying Index Fund** – The return on your Notes may not reflect the return you would realize if you actually owned the Underlying Index Fund or the stocks included in the Underlying Index Fund. As a holder of the Notes, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the stocks included in the Underlying Index Fund would have. The Underlying Index Fund Return excludes any cash dividend payments paid on the securities held by the Underlying Index Fund.

- **The Notes Are Not Insured or Guaranteed by any Governmental Agency of the United States or any Other Jurisdiction** – The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event HSBC is unable to pay its obligations when due, you may not receive any amounts owed to you under the Notes and you could lose your entire investment.

- **Lack of Liquidity** – The Notes will not be listed on any securities exchange or quotation system. One of our affiliates may offer to repurchase the Notes in the secondary market, but is not required to do so and may cease any such market-making activities at any time without notice. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which one of our affiliates is willing to buy the Notes. This price, if any, will exclude any fees or commissions paid when the Notes were purchased and therefore will generally be lower than such purchase price.

- **There Is Limited Anti-Dilution Protection** – For certain events affecting the Underlying Index Fund, such as stock splits or extraordinary dividends, the Calculation Agent may make adjustments to the Final Price which may affect your Payment at Maturity. However, the Calculation Agent is not required to make an adjustment for every corporate action that affects the Underlying Index Fund. If an event occurs that does not require the Calculation Agent to adjust the Final Price, the market price of the Notes and the Payment at Maturity may be materially and adversely affected.

- **An Underlying Index Fund and Its Underlying Index Are Different** – The performance of an Underlying Index Fund may not exactly replicate the performance of its underlying index, because the Underlying Index Fund will reflect transaction costs and fees that are not included in the calculation of its underlying index. It is also possible that an Underlying Index Fund may not fully replicate or may in certain circumstances diverge significantly from the performance of its underlying index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in the Underlying Index Fund or due to other circumstances. An Underlying Index Fund may use futures contracts, options, swap agreements, currency forwards and repurchase agreements in seeking performance that corresponds to its underlying index and in managing cash flows.

- **The Performance and Market Value of the Underlying Index Fund During Periods of Market Volatility May Not Correlate with the Performance of its Underlying Index as well as the Net Asset Value per Share of the Underlying Index Fund** – During periods of market volatility, securities underlying the Underlying Index Fund may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the Underlying Index Fund and the liquidity of the Underlying Index Fund may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the Underlying Index Fund. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Underlying Index Fund. As a result, under these circumstances, the market value of shares of the Underlying Index Fund may vary substantially from the net asset value per share of the Underlying Index Fund. For all of the foregoing reasons, the performance of the Underlying Index Fund may not correlate with the performance of the Underlying Index as well as the net asset value per share of the Underlying Index Fund, which could materially and adversely affect the value of the Notes in the secondary market and/or reduce your payment at maturity.

- **The Probability that the Underlying Index Fund Will Fall Below the Downside Threshold on the Final Valuation Date Will Depend on the Volatility of the Underlying Index Fund** – "Volatility" refers to the frequency and magnitude of changes in the price of the Underlying Index Fund. Greater expected volatility with respect to the Underlying Index Fund reflects a higher expectation as of the Trade Date that the Underlying Index Fund could close below its Downside Threshold on the Final Valuation Date, resulting in the loss of some or all of your investment. However, the Underlying Index Fund's volatility can change significantly over the term of the Notes. The price of the Underlying Index Fund could fall sharply, which could result in a significant loss of principal.

- **The Underlying Index Fund Is Subject to Management Risk** – The Underlying Index Fund is not managed according to traditional methods of ''active'' investment management, which involve the buying and selling of securities based on economic, financial and market analysis and investment judgment. Instead, the Underlying Index Fund, utilizing a ''passive'' or indexing investment approach, attempts to approximate the investment performance of the Underlying Index Fund's underlying index by investing in a portfolio of securities that generally replicate its underlying index. Therefore, unless a specific security is removed from its underlying index, the Underlying Index Fund generally would not sell a security because the security's issuer was in financial trouble. In addition, the Underlying Index Fund is subject to the risk that the investment strategy of the Underlying Index Fund's investment advisor may not produce the intended results.

- **Potential Conflicts of Interest** – HSBC, UBS Financial Services Inc., or any of our or their respective affiliates may engage in business with the issuers of the stocks comprising the Underlying Index Fund, which could affect the price of such stocks or the price of the Underlying Index Fund and thus, may present a conflict between the obligations of HSBC and you, as a holder of the Notes. Additionally, potential conflicts of interest may exist between the Calculation Agent, which may be HSBC or any of its affiliates, and you with respect to certain determinations and judgments that the Calculation Agent must make, which include determining the

Payment at Maturity based on the Final Price as well as whether to postpone the determination of the Final Price and the Maturity Date if a Market Disruption Event occurs and is continuing on the Final Valuation Date.

♦ **Potentially Inconsistent Research, Opinions or Recommendations by HSBC, UBS Financial Services, Inc. or Their Respective Affiliates** – HSBC, UBS Financial Services Inc., or their respective affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes and which may be revised at any time. Any such research, opinions or recommendations could affect the price of the Underlying Index Fund or the price of the stocks included in the Underlying Index Fund, and therefore, the market value of the Notes.

♦ **The Amount Payable on the Notes Is Not Linked to the Price of the Underlying Index Fund at any Time Other than on the Final Valuation Date** – The Final Price will be based on the Official Closing Price of the Underlying Index Fund on the Final Valuation Date, subject to postponement for non-trading days and certain Market Disruption Events. Even if the price of the Underlying Index Fund appreciates prior to the Final Valuation Date but then decreases on the Final Valuation Date to a price that is below the Downside Threshold, the Payment at Maturity will be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the price of the Underlying Index Fund prior to such decrease. Although the actual price of the Underlying Index Fund on the Maturity Date or at other times during the term of the Notes may be higher than the Final Price, the Payment at Maturity will be based solely on the Official Closing Price of the Underlying Index Fund on the Final Valuation Date.

♦ **Risks Associated with Non-U.S. Companies** – The price of the Underlying Index Fund depends upon the stocks of non-U.S. companies, and thus involves risks associated with the home countries of those non-U.S. companies. The prices of these non-U.S. stocks may be affected by political, economic, financial and social factors in the home country of each applicable company, including changes in that country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the securities. These foreign securities may have less liquidity and could be more volatile than many of the securities traded in U.S. or other securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the Underlying Index Fund and, as a result, the value of the Notes.

♦ **The Price of the Underlying Index Fund is Subject to Currency Exchange Risk** – Because the price of the Underlying Index Fund is related to the U.S. dollar value of stocks underlying the MSCI EAFE Index, holders of the Notes will be exposed to currency exchange rate risk with respect to each of the currencies in which such component securities trade. Exchange rate movements for a particular currency are volatile and are the result of numerous factors including the supply of, and the demand for, those currencies, as well as relevant government policy, intervention or actions, but are also influenced significantly from time to time by political or economic developments, and by macroeconomic factors and speculative actions related to the relevant region. An investor's net exposure will depend on the extent to which the currencies of the component securities strengthen or weaken against the U.S. dollar and the relative weight of each currency. If, taking into account such weighting, the dollar strengthens against the currencies of the component securities represented in the MSCI EAFE Index, the price of the Underlying Index Fund will be adversely affected and the payment at maturity on the Notes may be reduced.

Of particular importance to potential currency exchange risk are:

– existing and expected rates of inflation;

– existing and expected interest rate levels;

– the balance of payments; and

– the extent of governmental surpluses or deficits in the countries represented in the MSCI EAFE Index and the United States.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of various countries represented in the MSCI EAFE Index and the United States and other countries important to international trade and finance.

♦ **Economic and Market Factors Affecting the Terms and Market Price Prior to Maturity** – Because structured notes, including the Notes, can be thought of as having a debt and derivative component, factors that influence the values of debt instruments and options and other derivatives will also affect the terms and features of the Notes at issuance and the market price of the Notes prior to maturity. These factors include the price of the Underlying Index Fund; the volatility of the stocks held by the Underlying Index Fund; the dividend rate paid on stocks held by the Underlying Index Fund; the time remaining to the maturity of the Notes; interest rates in the markets in general; geopolitical conditions and economic, financial, political, regulatory, judicial or other events; and the creditworthiness of HSBC. These and other factors are unpredictable and interrelated and may offset or magnify each other.

♦ **Potential HSBC and UBS Financial Services Inc. Impact on Price** – Trading or transactions by HSBC, UBS Financial Services Inc. or any of their respective affiliates in shares of the Underlying Index Fund, the stocks comprising the Underlying Index Fund or in futures, options, exchange-traded funds or other derivative products on these securities, may adversely affect the market value of the stocks comprising the Underlying Index Fund, the price of the Underlying Index Fund, and, therefore, the market value of your Notes.

♦ **Uncertain Tax Treatment** – Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax advisor about your own tax situation. See "What Are the Tax Consequences of the Notes?" beginning on page 11 of this free writing prospectus and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Scenario Analysis and Examples at Maturity

The scenario analysis and examples below are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Underlying Index Fund relative to the Initial Price. We cannot predict the Final Price. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the Underlying Index Fund. The numbers appearing in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the Payment at Maturity for a $10.00 Note on a hypothetical offering of the Notes, with the following assumptions:*

Investment term:	24 months
Hypothetical Initial Price:	$60.00
Hypothetical Digital Barrier:	$42.00 (70% of the Hypothetical Initial Price)
Hypothetical Downside Threshold:	$42.00 (70% of the Hypothetical Initial Price)
Digital Return:	11.15%

* The actual Initial Price, Downside Threshold and Digital Barrier for the Notes will be determined on the Trade Date.

Example 1— **The price of the Underlying Index Fund *increases* from an Initial Price of $60.00 to a Final Price of $63.00.** Because the Underlying Index Fund did not close below the Digital Barrier (which is equal to the Downside Threshold) on the Final Valuation Date, HSBC will pay a Payment at Maturity calculated as follows per $10 Note:

$$\$10 + (\$10 \times \text{Digital Return})$$

$$\$10 + (\$10 \times 11.15\%) = \$11.115$$

The Payment at Maturity of $11.115 per $10 Note represents a return on the Principal Amount equal to 11.15%, which is greater than the Underlying Index Fund Return.

Example 2— **The price of the Underlying Index Fund *increases* from an Initial Price of $60.00 to a Final Price of $90.00.** Because the Underlying Index Fund did not close below the Digital Barrier on the Final Valuation Date, and although the Underlying Index Fund Return of 50% is greater than the Digital Return of 11.15%, at maturity, HSBC will pay a Payment at Maturity calculated as follows per $10 Note:

$$\$10 + (\$10 \times \text{Digital Return})$$

$$\$10 + (\$10 \times 11.15\%) = \$11.115$$

The Payment at Maturity of $11.115 per $10 Note represents a return on the Principal Amount equal to 11.15%, which is less than the Underlying Index Fund Return.

Example 3— **The price of the Underlying Index Fund *decreases* from an Initial Price of $60.00 to a Final Price of $57.00.** Although the Underlying Index Fund Return is negative, because the Underlying Index Fund did not close below the Digital Barrier on the Final Valuation Date, you will receive the Digital Return of 11.15%. At maturity, HSBC will pay a Payment at Maturity calculated as follows per $10 Note:

$$\$10 + (\$10 \times \text{Digital Return})$$

$$\$10 + (\$10 \times 11.15\%) = \$11.115$$

Example 4— **The price of the Underlying Index Fund *decreases* from an Initial Price of $60.00 to a Final Price of $36.00.** Because the Underlying Index Fund closes below the Downside Threshold on the Final Valuation Date, HSBC will pay a Payment at Maturity calculated as follows per $10 Note:

$$\$10 + (\$10 \times \text{Underlying Index Fund Return})$$

$$\$10 + (\$10 \times -40.00\%) = \$6.00$$

The Payment at Maturity of $6.00 per $10 Note represents a loss on the Principal Amount equal to the Underlying Index Fund Return of -40.00%.

If the Final Price is below the Downside Threshold on the Final Valuation Date, we will repay less than the full principal amount, resulting in a loss of principal that is proportionate to the decline in the Underlying Index Fund, and you will lose some or all of your Principal Amount at maturity.

Scenario Analysis – Hypothetical Payment at Maturity for each $10.00 Principal Amount of Notes.

Hypothetical Final Price	Hypothetical Underlying Index Fund Return	Payment at Maturity	Hypothetical Return on Notes
$120.00	100.00%	$11.115	11.15%
$114.00	90.00%	$11.115	11.15%
$108.00	80.00%	$11.115	11.15%
$102.00	70.00%	$11.115	11.15%
$96.00	60.00%	$11.115	11.15%
$90.00	50.00%	$11.115	11.15%
$84.00	40.00%	$11.115	11.15%
$78.00	30.00%	$11.115	11.15%
$72.00	20.00%	$11.115	11.15%
$66.69	11.15%	$11.115	11.15%
$66.00	10.00%	$11.115	11.15%
$60.00	0.00%	$11.115	11.15%
$57.00	-5.00%	$11.115	11.15%
$54.00	-10.00%	$11.115	11.15%
$51.00	-15.00%	$11.115	11.15%
$48.00	-20.00%	$11.115	11.15%
$45.00	-25.00%	$11.115	11.15%
$42.00	-30.00%	$11.115	11.15%
$36.00	-40.00%	$6.00	-40.00%
$30.00	-50.00%	$5.00	-50.00%
$24.00	-60.00%	$4.00	-60.00%
$18.00	-70.00%	$3.00	-70.00%
$12.00	-80.00%	$2.00	-80.00%
$6.00	-90.00%	$1.00	-90.00%
$0.00	-100.00%	$0.00	-100.00%

[*] The Underlying Index Fund Return excludes cash dividend payments on the stocks held by the Underlying Index Fund.

What Are the Tax Consequences of the Notes?

You should carefully consider, among other things, the matters set forth in the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the Notes. This summary supplements the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement and supersedes it to the extent inconsistent therewith.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes. Under one reasonable approach, the Notes should be treated as pre-paid executory contracts with respect to the Underlying Index Fund. HSBC intends to treat the Notes consistent with this approach and pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to certain limitations described in the accompanying prospectus supplement, and based on certain factual representations received from HSBC, in the opinion of HSBC's special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat the Notes in accordance with this approach. Pursuant to this approach, and subject to the discussion below regarding "constructive ownership transactions," HSBC does not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale or exchange and HSBC intends to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Note for more than one year at such time for U.S. federal income tax purposes. See "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as Executory Contracts" in the accompanying prospectus supplement for U.S. federal income tax considerations applicable to Notes that are treated as pre-paid executory contracts.

Despite the foregoing, U.S. holders (as defined in the accompanying prospectus supplement) should be aware that the Internal Revenue Code of 1986, as amended (the "Code") contains a provision, Section 1260 of the Code, which sets forth rules which are applicable to what it refers to as "constructive ownership transactions." Due to the manner in which it is drafted, the precise applicability of Section 1260 of the Code to any particular transaction is often uncertain. In general, a "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as shares of the Underlying Index Fund (the "Underlying Shares")). Under the "constructive ownership" rules, if an investment in a Note is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder in respect of the Note will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or maturity of the Note (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or maturity of the Note). Furthermore, unless otherwise established by clear and convincing evidence, the "net underlying long-term capital gain" is treated as zero.

Although the matter is not clear, there exists a substantial risk that an investment in a Note will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of a Note will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each Note will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of such a Note over (ii) the "net underlying long-term capital gain" such U.S. holder would have had if such U.S. holder had acquired a number of the Underlying Shares at fair market value on the original issue date of such Note for an amount equal to the "issue price" of the Note and, upon the date of sale, exchange or maturity of the Note, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the Note). Accordingly, it is possible that all or a portion of any gain on the sale or settlement of the Note after one year could be treated as "Excess Gain" from a "constructive ownership transaction," which gain would be recharacterized as ordinary income, and subject to an interest charge. U.S. holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ from the treatment described above. For example, the Notes could be treated as debt instruments that are "contingent payment debt instruments" for U.S. federal income tax purposes subject to the treatment described under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Notes" in the accompanying prospectus supplement.

In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract (which may include the Notes) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the accompanying prospectus supplement) of the Notes is required to accrue income in respect of the Notes prior to the receipt of payments with respect to the Notes or their earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of the Notes as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder (as defined in the accompanying prospectus supplement) of the Notes could be subject to U.S. withholding tax in respect of the Notes. It is unclear whether any regulations or other guidance would apply to the Notes (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Notes.

We will not attempt to ascertain whether the Underlying Index Fund or any of the entities whose stock is owned by the Underlying Index Fund would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If the Underlying Index Fund or one or more of the entities whose stock is owned by the Underlying Index Fund were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the Underlying Index Fund or the entities whose stock is owned by the Underlying Index Fund and consult your tax advisor regarding the possible consequences to you if the Underlying Index Fund or one or more of the entities whose stock is owned by the Underlying Index Fund is or becomes a PFIC or USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Notes are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

Recently finalized Treasury Regulations provide that withholding on "dividend equivalent" payments (as discussed in the accompanying prospectus supplement), if any, will not apply to Notes issued before January 1, 2017. Additionally, the IRS has announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the accompanying prospectus supplement) on payments of gross proceeds from a sale, exchange, redemption or other disposition of the Notes will only apply to dispositions after December 31, 2018.

PROSPECTIVE PURCHASERS OF SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SECURITIES.

The iShares® MSCI EAFE ETF seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI EAFE Index. The MSCI EAFE Index, and therefore the Underlying Index Fund, provides exposure to companies listed in certain non-U.S. developed markets. The returns of the Underlying Index Fund may be affected by certain management fees and other expenses, which are detailed in its prospectus.

For more information about the Underlying Index Fund, see "The iShares® MSCI EAFE Underlying Index Fund" beginning on page S-21 of the accompanying ETF Underlying Supplement.

Historical Performance of the Underlying Index Fund

The following graph and table set forth the historical performance of the Underlying Index Fund based on the daily historical closing prices from January 1, 2008 to November 9, 2016, as reported on the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. The historical prices of the Underlying Index Fund should not be taken as an indication of future performance.

Historical Performance of the iShares® MSCI EAFE ETF



Source: Bloomberg

Past performance of the Underlying Index Fund is not indicative of its future performance.

Quarter Begin	Quarter End	Quarterly High ($)	Quarterly Low ($)	Quarterly Close ($)
1/1/2008	3/31/2008	78.50	68.31	71.90
4/1/2008	6/30/2008	78.52	68.10	68.70
7/1/2008	9/30/2008	68.70	53.08	56.30
10/1/2008	12/31/2008	56.30	35.71	44.87
1/1/2009	3/31/2009	45.44	31.69	37.59
4/1/2009	6/30/2009	49.04	37.59	45.81
7/1/2009	9/30/2009	55.81	43.91	54.70
10/1/2009	12/31/2009	57.28	52.66	55.30
1/1/2010	3/31/2010	57.96	50.45	56.00
4/1/2010	6/30/2010	58.03	46.29	46.51
7/1/2010	9/30/2010	55.42	46.51	54.92
10/1/2010	12/31/2010	59.46	54.25	58.23
1/1/2011	3/31/2011	61.91	55.31	60.09
4/1/2011	6/30/2011	63.87	57.10	60.14
7/1/2011	9/30/2011	60.80	46.66	47.75
10/1/2011	12/31/2011	55.57	46.45	49.53
1/1/2012	3/31/2012	55.80	49.15	54.90
4/1/2012	6/30/2012	55.51	46.55	49.96
7/1/2012	9/30/2012	55.15	47.62	53.00
10/1/2012	12/31/2012	56.88	51.96	56.82
1/1/2013	3/31/2013	59.89	56.82	58.98
4/1/2013	6/30/2013	63.53	57.03	57.38
7/1/2013	9/30/2013	65.05	57.38	63.79
10/1/2013	12/31/2013	67.06	62.71	67.06
1/1/2014	3/31/2014	68.03	62.31	67.17
4/1/2014	6/30/2014	70.67	66.26	68.37
7/1/2014	9/30/2014	69.25	64.12	64.12
10/1/2014	12/31/2014	64.51	59.53	60.84
1/1/2015	3/31/2015	65.99	58.48	64.17
4/1/2015	6/30/2015	68.42	63.49	63.49
7/1/2015	9/30/2015	65.46	56.25	57.32
10/1/2015	12/31/2015	62.06	57.32	58.75
1/1/2016	3/31/2016	58.75	51.38	57.13
4/1/2016	6/30/2016	59.87	52.64	55.81
7/1/2016	9/30/2016	59.86	54.44	59.13
10/1/2016*	11/9/2016*	59.20	56.57	57.56

* This free writing prospectus includes for the fourth quarter of 2016 data for the period from October 1, 2016 through November 9, 2016. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2016.

Events of Default and Acceleration

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the Calculation Agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Indicative Terms" in this free writing prospectus. In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for the purposes of determining the Underlying Index Fund Return. If a Market Disruption Event exists with respect to the Underlying Index Fund on that scheduled trading day, then the accelerated Final Valuation Date for the Underlying Index Fund will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Notes from HSBC for distribution to UBS Financial Services Inc. (the "Agent"). HSBC will agree to sell to the Agent, and the Agent will agree to purchase, all of the Notes at the price indicated on the cover of the pricing supplement, which is the document that will be filed pursuant to Rule 424(b)(2) containing the final pricing terms of the Notes. HSBC has agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the prospectus supplement and the prospectus. The Agent may allow a concession to its affiliates not in excess of the underwriting discount set forth on the cover of this free writing prospectus.

Subject to regulatory constraints, HSBC USA Inc. (or an affiliate thereof) intends to offer to purchase the Notes in the secondary market, but is not required to do so and may cease making such offers at any time. HSBC or its affiliate will enter into swap agreements or related hedge transactions with one of its other affiliates or unaffiliated counterparties, which may include the Agent, in connection with the sale of the Notes and the Agent and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement related to this free writing prospectus in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-59 in the accompanying prospectus supplement.